# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ontrak, Inc., CIK 0001136174
CUSIP: 683373401
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 333 S. E. 2ND AVENUE, SUITE 2000, MIAMI, Florida (FL), 33131
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001393825

## Reporting persons
- Hudson Bay Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 398,345; sole dispositive power 0; shared dispositive power 398,345; aggregate amount beneficially owned 398,345 (4.99% of the class)
  Comment: Reflects shares of Common Stock issuable upon exercise of warrants. As more fully described in Item 4, these warrants are subject to a 4.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.
- Sander Gerber: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 398,345; sole dispositive power 0; shared dispositive power 398,345; aggregate amount beneficially owned 398,345 (4.99% of the class)
  Comment: Reflects shares of Common Stock issuable upon exercise of warrants. As more fully described in Item 4, these warrants are subject to a 4.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

## Item 1. Issuer
Name of issuer: Ontrak, Inc.
Address of issuer's principal executive offices: 333 S. E. 2nd Avenue, Suite 2000, Miami, FL 33131

## Item 2. Person Filing
Name of person filing: This statement is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 290 Harbor Dr., Stamford, CT 06902.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 7,584,537 shares of common stock, $0.0001 par value (the "Common Stock") of Ontrak, Inc. (the "Company") outstanding as of June 30, 2025, which is the sum of (i) the 7,084,537 shares of Common Stock after giving effect to the completion of the offering described therein, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 30, 2025 and the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2025 and (ii) the 500,000 shares of Common Stock issued by the Company upon exercise of certain warrants on June 20, 2024, as reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2025, and assumes the exercise of the warrants held by Hudson Bay Master Fund Ltd. (the "Securities"), subject to the 4.99% Blocker (as defined below).

Pursuant to the terms of the Securities, the Reporting Persons cannot exercise such Securities if the Reporting Persons would beneficially own, after such exercise, more than 4.99% of the outstanding shares of Common Stock (the "4.99% Blocker"). The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 4.99% Blocker.

The Investment Manager serves as the investment manager to Hudson Bay Master Fund Ltd., in whose name the securities reported herein are held. As such, the Investment Manager may be deemed to be the beneficial owner of all shares of Common Stock and shares of Common Stock issuable upon exercise of the Securities, subject to the 4.99% Blocker, held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.
Percent of class: 4.99%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hudson Bay Capital Management LP: /s/ Sander Gerber, Sander Gerber, Authorized Signatory (11/12/2025)
- Sander Gerber: /s/ Sander Gerber, Sander Gerber, Individually (11/12/2025)